GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue, Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com
August 20, 2008
VIA FACSIMILE AND EDGAR

Direct Dial	Client Matter No.
(213) 229-7793	C 03702-00029

Fax No.
(213) 229-6793
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-7010
Attention: John Reynolds, Assistant Director

Re:	Apria Healthcare Group Inc.
Preliminary Proxy Statement on Schedule 14A filed July 24, 2008
File No. 001-14316
Dear Mr. Reynolds:
     On behalf of Apria Healthcare Group Inc., a Delaware corporation (the “Company”), we file herewith via EDGAR the changed pages to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2008 (the “Proxy Statement”) that were previously submitted to the SEC via facsimile on August 11, 2008 in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated August 5, 2008.
     In addition to addressing the comments raised by the Staff in the August 5, 2008 letter, the Company intends to amend the Proxy Statement to update and supplement other disclosures, to be filed electronically as a definitive proxy statement via EDGAR upon the Staff’s approval of the Company’s responses to the Staff’s August 5, 2008 comment letter.

     We very much appreciate the Staff’s expediency and assistance in its review of the Company’s Proxy Statement. Please contact me at (213) 229-7793 with any questions regarding the foregoing responses.

Very truly yours,
/s/ Candice S. Choh
Candice S. Choh

CSC/csc

cc:	Robert S. Holcombe, Apria Healthcare Group Inc.
James J. Moloney, Gibson, Dunn & Crutcher LLP
Jeffrey A. Le Sage, Gibson, Dunn & Crutcher LLP

not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 18, 2008 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices for the Company common stock for the twelve month period ended June 16, 2008. In addition, Goldman Sachs analyzed the consideration to be received by holders of the Company common stock pursuant to the merger agreement in relation to market prices of the Company common stock.

The following table presents the results of this analysis:

	Price	Premium/
	per Share	(Discount)

Current (as of June 16, 2008)	$16.55	26.9%
One day prior	$16.96	23.8%
One week prior	$15.69	33.8%
One month prior	$15.92	31.9%
One year prior	$29.03	(27.7)%
One week average (ended June 16, 2008)	$16.17	29.9%
One month average (ended June 16, 2008)	$16.34	28.5%
One year average (ended June 16, 2008)	$22.66	(7.3)%

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the home health care services industry:

•	Lincare Holdings Inc.

•	American HomePatient Inc.

•	Rotech Healthcare Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company, including, among other operations, home oxygen and/or home medical equipment. These are all of the companies reviewed by Goldman Sachs that met these criteria.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of March 31, 2008, information it obtained from SEC filings and IBES estimates. The multiples and ratios of the Company were calculated using the Company closing price on June 16, 2008. The multiples and ratios of the Company were based on information provided by the Company’s management and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated the following and compared them to the results for the Company:

•	implied enterprise value, which is the market value of common equity on a fully diluted basis (including outstanding stock options computed using the treasury method) plus the book value of debt (or estimated market value of debt in the case of Rotech) less cash, as a multiple of latest twelve months sales;

•	implied enterprise value as a multiple of latest twelve months earnings before interest, taxes and depreciation and amortization, or EBITDA;

•	implied enterprise value as a multiple of latest twelve months earnings before interest and taxes, or EBIT; and

•	implied enterprise value as a multiple of estimated calendar 2008 and 2009 EBITDA.

The following table presents the results of this analysis:

Implied Enterprise							The Company		The Company
Value as a Multiple of:	Lincare		AHOM		Rotech		(IBES)		(Management)

LTM Sales	1.7	x	0.8	x	0.5	x	0.7	x	0.7x
LTM EBITDA	5.3	x	4.7	x	3.9	x	4.5	x	4.5x
LTM EBIT	6.9	x	14.8	x	25.2	x	8.2	x	8.3x
2008E EBITDA	5.6	x	N/A		5.0	x	4.3	x	4.1x
2009E EBITDA	6.8	x	N/A		7.7	x	4.6	x	4.0x

Goldman Sachs also calculated the selected companies’ estimated calendar years 2008 and 2009 price to earnings ratios and compared them to the results for the Company. The following table presents the results of this analysis:

				The Company	The Company
Price/Earnings Ratio:	Lincare	AHOM	Rotech	(IBES)	(Management)

2008E	9.8x	N/A	N/M	8.3x	7.6x
2009E	11.8x	N/A	N/M	10.2x	8.3x

Goldman Sachs also considered latest twelve months EBITDA margins and EBIT margins, and five-year earnings per share compound annual growth rate provided by the Company’s management and IBES estimates.

The following table presents the results of this analysis:

				The Company	The Company
	Lincare	AHOM	Rotech	(IBES)	(Management)

LTM EBITDA margin	31.6%	17.7%	13.7%	14.9%	14.8%
LTM EBIT margin	24.3%	5.7%	2.1%	8.1%	7.9%
Five-year earnings per share compound annual growth rate	17.5%	N/A	N/A	12.0%	12.0%

Analysis at Various Prices.  Goldman Sachs performed certain analyses, based on historical information, the June 2008 projections provided by management of the Company and IBES estimates. For information regarding the June 2008 projections, see “— Projected Financial Information” beginning on page 33. Assuming a share price of $21.00 per share of the Company common stock, Goldman Sachs calculated for the Company the implied total equity consideration on a fully diluted basis (including outstanding stock options computed using the treasury method) and implied enterprise value, the ratio of implied enterprise value to latest twelve months revenues, the ratio of implied enterprise value to latest twelve months EBITDA, and the ratio of price to latest twelve months earnings.

The following table presents the results of this analysis:

	The Company		The Company
	(Management)		(IBES)

Purchase price per share	$21.00
Premium to market price (as of June 16, 2008)	26.9%
Implied equity consideration — fully diluted	$946.6 million
Implied enterprise value	$1,596.6 million
Implied enterprise value as a multiple of:
LTM Sales	0.8	x	0.8	x
2008E Sales	0.7	x	0.7	x
2009E Sales	0.7	x	0.7	x
LTM EBITDA	5.1	x	5.1	x
2008E EBITDA	4.7	x	4.9	x
2009E EBITDA	4.6	x	5.3	x
Price/LTM earnings per share	10.1	x	N/A
Price/2008E earnings per share	9.6	x	10.6	x
Price/2009E earnings per share	10.5	x	12.9x

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present value per share of the Company common stock. Forecasted financial information used in this analysis was based on the June 2008 projections provided by the Company’s management. Goldman Sachs applied discount rates ranging from 9.0% to 11.0% and terminal 2012 EBITDA multiples ranging from 4.0x to 6.0x. This analysis resulted in a range of implied present values per share of the Company’s common stock of $16.90 to $30.96.

Using the June 2008 projections provided by the Company’s management, Goldman Sachs also performed a sensitivity analysis to analyze the effect of increases or decreases in percentage of revenue achieved and EBITDA margin. The analysis utilized a range of 95% — 105% of projected revenue achieved and a range of 11.4% — 15.4% EBITDA margin and a terminal 2012 EBITDA multiple of 5.0x. This analysis resulted in a range of implied present values per share of the Company’s common stock of $12.93 to $28.72.

Illustrative Present Value of Future Stock Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Company common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the June 2008 projections prepared by the Company’s management for each of the fiscal years 2008 to 2010. Goldman Sachs first calculated the implied values per share of common stock for each of the fiscal years 2008 to 2010, by applying price to forward earnings per share multiples of 7.0x to 13.0x earnings per share of common stock estimates for each of the fiscal years 2008 to 2010, and then discounted 2009 and 2010 values back one year and two years, respectively, using discount rates of 10.0% and 12.5%, respectively. Using these projections, this analysis resulted in a range of implied present values of $12.42 to $28.32 per share of the Company’s common stock. Using IBES estimates, this analysis resulted in a range of implied present values of $9.46 to $25.81 per share of the Company’s common stock.

Illustrative Leveraged Buyout Analysis.  Goldman Sachs performed an illustrative analysis of the range of internal rates of return a financial buyer might earn if the Company was acquired in a leverage buyout transaction that closed as of September 30, 2008 at a price of $21.00 per share of the Company’s common stock. Forecasted financial information used in this analysis was based on the June 2008 projections provided by the Company’s management. Based on a range of illustrative exit EBITDA multiples of 4.0x to 6.0x for the assumed exit at the end of 2010, 2011 and 2012, which reflect illustrative implied prices at which a hypothetical financial buyer might exit its investment through a sale transaction, this analysis resulted in illustrative internal rate of equity returns to a hypothetical financial buyer ranging from 4.2% to 34.7%.

Using the June 2008 projections provided by the Company’s management, Goldman Sachs also performed a sensitivity analysis to analyze the effect of increases or decreases in percentage of revenue and EBITDA margin achieved. The analysis utilized a range of 95% — 105% of projected revenue achieved and a range of 11.4% — 15.4% EBITDA margin and a terminal 2011 exit EBITDA multiple of 5.0x. This analysis resulted in illustrative internal rate of equity returns to a hypothetical financial buyer ranging from 4.0% to 24.3%.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company’s Board of Directors as to the fairness from a financial point of view of the $21.00 per share in cash to be received by the holders of shares of Company common pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Goldman Sachs does not assume any responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between the Company and Buyer and was approved by the Company’s Board of Directors (other than Mr. Higby and Dr. Payson, who recused themselves from the vote at the request of the Board because of Mr. Higby’s potential role as an employee of the surviving corporation after the merger, and Dr. Payson’s relationship with a potential bidder other than Blackstone). Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the Company’s Board of Directors was one of many factors taken into consideration by the Company’s Board of Directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix C.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Buyer, Blackstone and any of their respective affiliates or portfolio companies or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to the Company and its affiliates from time to time. Goldman Sachs also has provided and is currently providing certain investment banking and other financial services to Blackstone and its affiliates and portfolio companies from time to time, including having acted as joint lead managing underwriter with respect to the public offering of 13,684,100 shares of common stock of New Skies Satellites NV, a portfolio company of Blackstone (“New Skies”), in May 2005; as joint lead managing underwriter with respect to the public offering of 33,350,000 shares of common stock of Nalco Holding Company, a portfolio company of Blackstone, in August 2005; as financial advisor to New Skies in connection with its sale in December 2005; as financial advisor to Freescale Semiconductor, Inc., a portfolio company of Blackstone, in December 2006; as financial advisor to Houghton Mifflin Company, a portfolio company of Blackstone, in December 2006; as co-manager with respect to the initial public offering of common units representing limited partner interests of Blackstone in June 2007; as joint lead manager in the initial public offering of common stock of Orbitz LLC, a portfolio company of Blackstone, in July 2007; and as counterparty to certain interest rate and inflation swap transactions for TRW Automotive Inc., a portfolio company of Blackstone, in March 2008. Goldman Sachs also may provide investment banking and other financial services to the Company, Buyer, Blackstone and their respective affiliates and portfolio companies in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation. In addition, affiliates of Goldman, Sachs & Co. have co-invested with affiliates of Blackstone from time to time and may do so in the future. Affiliates of Goldman, Sachs & Co. also have invested in limited partnership units and managed private equity funds of affiliates of Blackstone and may do so in the future.

The Company’s Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated January 29, 2008, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of 0.73% of the aggregate merger consideration (which would be approximately $11.8 million), $1.5 million of which is payable upon execution of the merger agreement and the remainder of which is payable upon consummation of the merger, plus reasonable expenses. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Projected Financial Information

Apria’s senior management does not, as a matter of course, publicly disclose projections as to its future financial performance or earnings for periods beyond one year due to the unpredictability of the underlying assumptions and estimates. However, Apria’s senior management did provide certain financial forecasts of Apria’s operating performance to potential acquirors and their advisors and potential financing sources, as well as to Apria’s Board of Directors, in connection with Apria’s consideration of a possible sale transaction. See “— Background of the Merger” beginning on page [ • ]. The projections were also provided to Apria’s financial advisor, Goldman Sachs, and the June 2008 projections were utilized by Goldman Sachs, at the direction of Apria, for purposes of the financial analyses it rendered to the Board of Directors in connection with its opinion. See “— Opinion of Apria’s Financial Advisor” beginning on page [ • ], and “— Background of the Merger” beginning on page [ • ].

Apria has included in this proxy statement the projections that were deemed material by Apria for purposes of considering and evaluating the merger. The inclusion of these projections or any other projections provided in connection with the transaction should not be regarded as a representation by Apria, its Board of Directors, Buyer, Merger Sub, Goldman Sachs or any other recipient of this information that any of them considered, or now considers, the projections to be necessarily representative of actual future results due to numerous factors and events beyond the control of such persons, including but not limited to changes in the health care regulatory environment, the political climate, and/or the competitive environment in which the Company operates.

Apria believes that the assumptions Apria’s management used as a basis for the projections were reasonable at the time the projections were prepared, given information Apria’s management had at the time. However, except to the extent required by applicable federal securities laws, Apria does not intend, and expressly disclaims any responsibility to, update or otherwise revise the projections to reflect circumstances property of any governmental entity, the payment with respect to such certificate will, to the extent permitted by applicable law, become the property of the surviving corporation, free and clear of all claims or interest of any person previously entitled to any claims or interest.

Treatment of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Restricted Stock Purchase Rights

Except as otherwise agreed by Buyer and the holder, each option, stock appreciation right, share of restricted stock, restricted stock unit and restricted stock purchase right (whether vested or unvested) granted under Apria’s equity compensation plans that is outstanding as of the completion of the merger shall be canceled, and the holder of such awards shall receive, in consideration for such cancellation, for each share of Apria common stock subject to such cancellation, the excess, if any, of $21.00 over the exercise price, purchase price or base amount per share previously subject to such award, without interest and less any required withholding taxes. To the extent that amounts are so deducted and withheld, such amounts will be treated as having been paid to the holder of the award.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Buyer and Merger Sub and representations and warranties made by Buyer and Merger Sub to the Company. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specific date, and certain representations and warranties may be subject to contractual standards of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. The representations and warranties (1) have been qualified by disclosures made to the other parties in connection with the merger agreement, (2) will not survive the completion of the merger and (3) at closing, must only be true and correct subject to the standards contained in the merger agreement, which may differ from what may be viewed as material by Apria’s stockholders.

The Company’s representations and warranties in the merger agreement relate to, among other things:

•	corporate organization, good standing and corporate power and authority;

•	subsidiaries;

•	the Company’s authority to enter into and consummate the transactions contemplated by the merger agreement;

•	capitalization;

•	consents and approvals that need to be obtained in connection with the transactions contemplated by the merger agreement;

•	the accuracy of the Company’s previously filed SEC reports and financial statements;

•	this proxy statement’s compliance with applicable requirements of the Exchange Act;

•	the absence of undisclosed liabilities;

•	the absence of a “material adverse effect” on the Company and certain other changes since December 31, 2007;

•	material contracts;

•	compliance with applicable laws;

•	any pending or threatened litigation;

•	tax matters;

•	environmental matters;